UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Into the Multiverse, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 1, 2020

Physical address of issuer
816 California Ave., Venice, CA 90291

Website of issuer
www.supermush.com

Name of co-issuer
SuperMush I, a series of Wefunder SPV, LLC

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 15, 2021

Physical address of co-issuer
4104 24th St., PMB 8113 , San Francisco, CA 94114

Website of co-issuer
www.wefunder.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$315,102.07	$345,421.66
Cash & Cash Equivalents	$33,017.82	$46,630.70
Accounts Receivable	$0.00	$0.00
Short-term Debt	$437,158.72	$283,024.42
Long-term Debt	$0.00	$0.00
Revenues/Sales	$998,871.71	$1,135,797.30
Cost of Goods Sold	$311,700.15	$361,079.80
Taxes Paid	$0.00	$0.00
Net Income	-$908,155.68	-$1,760,529.55

April 29, 2024

FORM C-AR

Into the Multiverse, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Into the Multiverse, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.supermush.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Into the Multiverse, Inc. (the "Company") is a Delaware Corporation, formed on August 1, 2020. The Company is currently also conducting business under the name of SuperMush.

The Company is located at 816 California Ave., Venice, CA 90291.

The Company's website is www.supermush.com.

The information available on or through our website is not a part of this Form C-AR.

SuperMush I, a series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on March 15, 2021.

The Co-Issuer is located at 4104 24th St., PMB 8113 , San Francisco, CA 94114.

The Co-Issuer's website is www.wefunder.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We make fully legal superfood supplements targeted at Gen Z/Y that are designed for on-the-go, high efficacy and great taste.

RISK FACTORS

Risks Related to the Company's Business and Industry

One co-packer for sprays and mints: Our reliance on a single co-packer for the production of our sprays and mints exposes us to the risk of supply chain disruptions, quality issues, and increased costs, which could negatively impact our operations and financial performance.

Competition: The market for our products is highly competitive, and we may not be able to effectively compete with existing and new competitors, which could result in decreased market share, revenue, and profitability.

Bans from social media: Our business is heavily reliant on social media platforms for marketing and promotion, and any restrictions or bans on our ability to use these platforms could negatively impact our ability to reach our target audience and generate revenue.

Reliance on TikTok: Our success is highly dependent on the continued popularity and effectiveness of TikTok as a marketing and promotional platform, and any changes or disruptions to the platform could negatively impact our revenue and profitability.

Someone could get sick: Our products are consumed by individuals, and any incidents of illness or injury related to our products could result in negative publicity, legal liabilities, and damage to our reputation, which could negatively impact our financial performance.

Intellectual property: not all of our products and branding are protected through intellectual property, which could pose a risk in growing market share. Additionally, protecting any intellectual property of ours may come at great cost or may too burdensome for us.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and wi ll likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members o f the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We make fully legal superfood supplements targeted at Gen Z/Y that are designed for on-the-go, high efficacy and great taste.

Business Plan - The Company

See attached.

Business Plan - The Co-Issuer

SuperMush I, a series of Wefunder SPV, LLC (the “Co-Issuer”) was formed by or on behalf of the Company on Delaware in Delaware and is operated as a “crowdfunding vehicle” pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company’s in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer’s organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company’s ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company’s Products and/or Services

Product / Service	Description	Current Market
Mouth Sprays	Energy, Immunity and Chill Mouth Sprays. Spray on your tongue or in a drink 4+ times per day.	Gen Z/Y
SuppleMints	Creativity and Flow SuppleMints. "Like an Altoid, but way better." -many raving fans.	Gen Z/Y
Gummies	Daily Energy Gummies, Daily Sex Gummies, Daily Sleep Gummies	Gen Z/Y

SuperMush has a one-time purchase and subscriptions for all our products.

Customer Base

Gen Z and Gen Y consumers on social media.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 816 California Ave., Venice, CA 90291

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alli Schaper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO, June 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CEO, Into The Multiverse, Inc., June 2020 - Present; team management, fundraising, marketing, partnerships, social content, media creation, podcast host, product development, finance management

Education

The University of Texas at Austin, Master in Professional Accounting Florida State University, Bachelor’s Degree, Accounting

---

Name

Brian Friedman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CPO, June 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CPO, Into The Multiverse, Inc., June 2020 - Present; operations, product development, finance management, digital marketing, supply chain

Education

Lehigh University, B.S., Materials Science and Engineering, Entrepreneurship Minor

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alli Schaper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO, June 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CEO, Into The Multiverse, Inc., June 2020 - Present; team management, fundraising, marketing, partnerships, social content, media creation, podcast host, product development, finance management

Education

The University of Texas at Austin, Master in Professional Accounting Florida State University, Bachelor's Degree, Accounting

---

Name

Brian Friedman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CPO, June 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CPO, Into The Multiverse, Inc., June 2020 - Present; operations, product development, finance management, digital marketing, supply chain

Education

Lehigh University, B.S., Materials Science and Engineering, Entrepreneurship Minor

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 4 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,027,770
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Other Material Terms or information.	10,000,000 authorized

Type of security	Options
Amount outstanding	92,230
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE issued pursuant to Regulation CF will be subject to dilution if/when the Options are exercised
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These are the securities issued under Regulation CF.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$1,059,072

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new SAFE
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$1,600,000

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new SAFE
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$885,000

Type of security	Convertible Notes
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$250,000

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	InAdvance Cap
Amount outstanding	$150,000.00
Interest rate and payment schedule	2% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	March 1, 2025
Other material terms	

Type of debt	Loan
Name of creditor	Ember Company
Amount outstanding	$150,000.00
Interest rate and payment schedule	16% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 24, 2024
Other material terms	

The total amount of outstanding debt of the company is $300,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$1,600,000.00	General operations	January 1, 2022	Section 4(a)(2)
Convertible Notes		$250,000.00	General operations	June 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$885,500.00	General operations	January 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$158,572.00	Working capital	June 2, 2023	Regulation CF

Ownership of the Company

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Brian Friedman	43.8%
Alli Schaper	43.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

We've achieved profitable growth metrics. We now only need $77 per customer to breakeven. Our current growth metrics are: AOV at $73, LTV at $85 and MRR at 30%.2. We redefined how CPG brands market their products by collaborating with Sofi Tukker & The Knocks for our recent WET DISCO merch drop. Both artists loved the mission of SuperMush and mental health, setting the stage for even larger collaborations.3. SuperMush Gummies have outperformed our original projections and are now making up 80% of our sales. The best seller is Sex Gummies making up over 30% of our sales.

Liquidity and Capital Resources

On January 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,600,000.00.

On June 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $250,000.00.

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $885,500.00.

On June 2, 2023 the Company conducted an offering pursuant to Regulation CF and raised $158,572.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an

accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company’s by the Co-Issuer in order to secure the Investor’s indirect interest in the Company through the purchase by Investor’s of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alli Schaper
(Signature)

Alli Schaper
(Name)

CEO and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alli Schaper
(Signature)

Alli Schaper
(Name)

Co-Founder and CEO
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements of Company and Business Plan Document

EXHIBIT A

Financial Statements of Company and Business Plan Document

Into the Multiverse Inc
Profit and Loss
January - December 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Income													
Revenue	14,027.91												14,027.91
Multiverse Income													0.00
Multiverse Discounts	-298.23	-270.43	-322.98	-325.81	-278.25	-227.06	-328.74	-237.04	-181.34	-284.70	-445.07	-74.48	-3,294.13
Multiverse Returns	-211.00	-73.47	-570.90	-551.08	-730.11	-731.36	-408.54	-1,018.59	-396.18	-687.53	-369.72	-212.16	-5,958.64
Multiverse Revenue	6,425.53	8,816.03	9,955.55	9,930.97	8,573.29	8,787.21	11,107.71	8,534.07	7,342.30	7,911.23	8,531.09	4,956.57	100,871.55
Multiverse Shipping Income	307.90	298.90	478.30	480.50	451.10	434.50	502.00	500.10	439.40	356.90	401.80	303.00	4,954.40
Total Multiverse Income	$ 6,224.20	$ 8,771.03	$ 9,539.97	$ 9,534.58	$ 8,016.03	$ 8,263.29	$ 10,874.43	$ 7,778.54	$ 7,224.18	$ 7,295.90	$ 8,118.10	$ 4,972.93	$ 96,613.18
Retail Income													0.00
Retail Discounts & Trade Allowances									-157.44	-236.44	0.00	0.00	-393.88
Retail Revenue	1,752.25	2,149.36	3,762.60	4,070.40	4,420.00	1,574.40	1,190.40	4,265.40	7,611.24	5,293.04	3,190.95	3,412.45	42,692.49
Retail Shipping Income		30.00	30.00	30.00	70.00	25.00	60.00	44.00	0.00	0.00	0.00	0.00	289.00
Total Retail Income	$ 1,752.25	$ 2,179.36	$ 3,792.60	$ 4,100.40	$ 4,490.00	$ 1,599.40	$ 1,250.40	$ 4,309.40	$ 7,453.80	$ 5,056.60	$ 3,190.95	$ 3,412.45	$ 42,587.61
Supermush Income													0.00
Supermush Discounts	-3,011.14	-6,686.19	-18,155.26	-6,765.01	-8,259.61	-9,044.55	-26,841.21	-30,808.62	-20,545.25	-20,048.48	-31,921.78	-4,681.32	-186,568.42
Supermush Returns	-365.72	-982.94	-966.50	-939.37	-1,289.15	-1,106.30	-3,105.42	-4,071.36	-4,522.09	-3,146.84	-1,109.01	-5,335.56	-26,940.26
Supermush Revenue	21,815.20	23,757.18	48,652.51	49,275.64	74,706.05	81,505.34	170,701.20	145,202.18	139,829.97	114,168.14	170,440.59	89,841.15	1,129,895.15
Supermush Shipping Income	745.00	961.00	1,683.00	3,063.00	3,680.96	3,568.41	13,610.07	8,370.33	8,264.02	6,037.70	8,363.84	3,713.15	62,060.48
Total Supermush Income	$ 19,183.34	$ 17,049.05	$ 31,213.75	$ 44,634.26	$ 68,838.25	$ 74,922.90	$ 154,364.64	$ 118,892.53	$ 123,026.65	$ 97,010.52	$ 145,773.64	$ 83,537.42	$ 978,446.95
Total Revenue	$ 41,187.70	$ 27,999.44	$ 44,546.32	$ 58,269.24	$ 81,344.28	$ 84,785.59	$ 166,489.47	$ 130,980.47	$ 137,704.63	$ 109,363.02	$ 157,082.69	$ 91,922.80	$ 1,131,675.65
Uncategorized Income									1,691.46	2,430.19			4,121.65
Total Income	$ 41,187.70	$ 27,999.44	$ 44,546.32	$ 58,269.24	$ 81,344.28	$ 84,785.59	$ 166,489.47	$ 130,980.47	$ 139,396.09	$ 111,793.21	$ 157,082.69	$ 91,922.80	$ 1,135,797.30
Cost of Goods Sold													
Cost of Goods Sold													0.00
Multiverse	3,742.73	5,761.61	6,747.12	6,160.43	5,241.87	5,686.88	7,377.47	5,870.05	4,922.47	5,288.17	5,815.69	3,870.65	66,485.14
Super Mush	5,547.82	5,981.58	13,170.23	12,190.79	18,728.81	19,447.17	40,473.25	40,395.25	35,083.34	30,071.89	39,303.60	34,200.93	294,594.66
Total Cost of Goods Sold	$ 9,290.55	$ 11,743.19	$ 19,917.35	$ 18,351.22	$ 23,970.68	$ 25,134.05	$ 47,850.72	$ 46,265.30	$ 40,005.81	$ 35,360.06	$ 45,119.29	$ 38,071.58	$ 361,079.80
Total Cost of Goods Sold	$ 9,290.55	$ 11,743.19	$ 19,917.35	$ 18,351.22	$ 23,970.68	$ 25,134.05	$ 47,850.72	$ 46,265.30	$ 40,005.81	$ 35,360.06	$ 45,119.29	$ 38,071.58	$ 361,079.80
Gross Profit	$ 31,897.15	$ 16,256.25	$ 24,628.97	$ 39,918.02	$ 57,373.60	$ 59,651.54	$ 118,638.75	$ 84,715.17	$ 99,390.28	$ 76,433.15	$ 111,963.40	$ 53,851.22	$ 774,717.50
Expenses													
Advertising & Marketing													0.00
Amazon Advertising					1,205.10	1,647.41	2,134.65	2,414.81	3,787.80	3,432.37	3,615.26	5,613.76	23,851.16
Branding										130.60			130.60
Content Creation/Strategy Design	720.00		1,841.69			299.00	780.00	1,291.98	-58.00	487.79	4.90		5,367.36
Digital Advertising	21,574.91	24,383.56	46,414.63	48,973.44	84,505.63	88,897.69	113,844.22	115,249.45	128,568.01	105,828.25	116,925.00	45,365.71	940,530.50
Events	450.00	3,601.00	15,125.21	80.00	150.00	7,568.28	2,550.00	5,149.00	10,999.43	200.50	-159.98		45,713.42
Paid Advertising			274.65	7,902.68	9,800.00	6,950.78	12,575.00	15,596.01	13,323.25	12,191.49	12,000.00	6,434.97	97,048.83
Podcast Expense	20.00	4,520.00	20.00	4,549.00	4,549.00	4,529.00	3,404.00	3,404.00	3,404.00	3,404.00	114.00	29.00	31,946.00
Podcast Promo								2,750.00	5,500.00				8,250.00
Printing & Signs	64.57	22.05	1,804.43			44.10		158.92	463.66				2,557.73
Public Relations/Influencer	11,295.09	4,173.10	26,596.10	24,332.36	13,226.31	7,764.50	6,662.58	4,951.21	25,782.16	4,008.50	14,165.68	19,629.43	162,587.02
Social Media Manager	1,770.00	2,430.00	2,100.00	2,100.00	2,100.00	2,100.00		2,100.00		2,100.00	2,100.00	2,100.00	21,000.00
Website ads			116.00	116.00	116.00	116.00	116.00	116.00	116.00	116.00	116.00	116.00	1,160.00
Total Advertising & Marketing	$ 35,894.57	$ 39,129.71	$ 94,292.71	$ 88,053.48	$ 115,652.04	$ 119,916.74	$ 142,066.45	$ 153,181.38	$ 191,886.31	$ 131,899.50	$ 148,880.86	$ 79,288.87	$ 1,340,142.62
Legal & Professional Fees													0.00
Accounting								5,380.00	3,821.80	3,821.80	3,821.80	3,821.80	20,667.20
Consulting	18,500.00	10,050.00							7,711.25		7,905.19	8,191.25	52,357.69
Independent Contractor Expense	1,626.25	416.50	1,125.84	1,072.51	168.00	2,484.46	231.00					932.14	8,056.70
Legal		525.00	2,832.50		3,362.50	3,330.00			29,274.38				39,324.38
Recruiting & HR Expense											250.00		250.00
Total Legal & Professional Fees	$ 20,126.25	$ 10,991.50	$ 3,958.34	$ 1,072.51	$ 3,530.50	$ 5,814.46	$ 231.00	$ 5,380.00	$ 40,807.43	$ 3,821.80	$ 11,976.99	$ 12,945.19	$ 120,655.97
Office expenses													0.00
Office supplies										-100.00			-100.00
Total Office expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 100.00	$ 0.00	$ 0.00	-$ 100.00
Office/General Administrative Expense													0.00
Bank Fees	70.00	260.00	260.00	105.00	104.99	590.00	265.00	375.00	415.00	220.00	105.00	120.00	2,889.99
Business Insurance									-67.49	707.70	898.86	617.78	2,156.85
Company Events Expense		22.89		3,499.00									3,521.89
Equipment Expense			315.02										315.02
Furniture & Fixtures Expense										80.02			80.02
Gifts, Donations, & Charitable Contributions Expense	158.53	-883.58	25.00	918.00			-4,343.69	102.00	153.00				-3,870.74
Meals & Entertainment	330.68	640.80	1,835.45	101.18	26.76	1,610.08	149.44	848.67	1,367.27	2,497.63	81.49		9,491.65
Office Expenses	72.96	480.57	1,494.47	1,007.79	993.16	2,305.24	1,248.18	1,257.00	3,176.33	959.78	485.36	546.50	14,025.34
Research & Development Expense	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00				27,000.00
Software & Web Hosting Expense	7,487.25	7,802.02	13,959.63	11,345.56	7,810.78	11,822.17	10,593.92	5,815.77	5,304.91	10,195.33	12,996.45	9,739.03	114,872.82
Telephone & Internet	10.09	10.00	10.00	21.69	32.83	25.00	25.00	25.00	25.00	25.00	25.00	25.00	259.61
Travel & Transportation Expense	2,017.63	1,895.03	8,456.11	1,318.94	3,448.72	2,107.79	4,481.16	7,175.63	7,149.28	2,659.14	868.35	31.85	41,609.63
Total Office/General Administrative Expense	$ 13,147.14	$ 13,227.73	$ 29,355.68	$ 21,317.16	$ 15,419.24	$ 21,460.28	$ 15,417.01	$ 18,599.27	$ 20,523.30	$ 17,344.60	$ 15,460.51	$ 11,080.16	$ 212,352.08
Payroll Expenses													0.00
Insurance Expense - Health	2,062.14	2,060.84	2,060.84	2,062.14	2,055.65	2,102.37	2,026.97	2,054.90	2,031.47	223.84	2,388.06	2,706.83	23,836.05
Payroll Expense - Administration	18,352.41	18,352.41	15,964.41	18,527.30	18,702.19	15,591.06	14,418.89	14,646.99	21,020.22	18,457.39	18,457.39	10,848.56	203,339.22
Payroll Expense - Payroll Tax	8,576.38	8,069.09	7,738.04	7,550.53	7,363.04	6,890.69	6,005.30	6,322.60	9,206.85	7,584.00	7,584.04	3,955.59	86,936.15
Payroll Expense - Salary & Wage - Gusto	8,871.00	9,657.50	21,027.50	11,327.00	8,541.49	8,737.50	11,538.99	10,608.75	15,505.50	11,467.95	11,305.00	12,125.00	140,713.18
Payroll Processing Fees	49.50	71.50	49.50	61.50	248.50	61.50	43.50	99.00	123.00	493.50	123.00	123.00	1,547.00
Payroll Reimbursements	1,800.00	5,561.28	5,683.18		2,000.00	2,000.00	8,469.02	3,121.49	3,283.33	4,400.00	5,164.12	301.00	41,803.42
Total Payroll Expenses	$ 39,711.43	$ 43,772.62	$ 52,523.47	$ 39,528.47	$ 38,910.87	$ 35,383.12	$ 42,812.67	$ 36,853.73	$ 51,170.37	$ 42,626.68	$ 45,021.61	$ 30,059.98	$ 498,175.02
Selling & Logistics													0.00
Amazon Logistics Fees					2,839.56	3,881.72	5,029.79	5,689.93	8,925.07	8,087.56	8,518.51	13,227.51	56,199.65
Brand Payouts	2,530.33	3,118.08	4,524.48	4,130.76	5,712.22	7,999.73	4,281.51	3,969.73	6,716.62	1,287.98	2,271.85	967.28	47,510.57
Commission Expense		25.92	100.80	64.51	161.28	87.20	153.60	212.31	94.46	65.00	182.40	358.08	1,485.56
Merchant Account Fees	852.32	937.43	1,558.48	2,096.16	2,884.99	2,879.82	6,062.18	4,660.24	4,304.97	3,428.41	5,068.23	2,327.57	37,080.80
Postage & Shipping & Warehousing	10,224.74	8,188.77	8,812.75	12,965.56	11,867.45	14,472.75	17,229.57	29,046.08	26,239.13	18,645.25	20,952.70	21,824.53	200,469.28
Retail Expense			1,999.98	850.00		-837.67							2,012.31
Total Selling & Logistics	$ 13,607.39	$ 12,270.20	$ 16,996.49	$ 20,106.99	$ 23,465.50	$ 28,463.55	$ 32,756.65	$ 43,578.29	$ 46,280.25	$ 31,514.20	$ 36,993.69	$ 38,704.97	$ 344,738.17
Total Expenses	$ 122,486.78	$ 119,391.76	$ 197,126.69	$ 170,078.61	$ 196,978.15	$ 211,038.15	$ 233,083.78	$ 257,592.67	$ 350,667.66	$ 227,106.78	$ 258,333.66	$ 172,079.17	$ 2,515,963.86
Net Operating Income	-$ 90,589.63	-$ 103,135.51	-$ 172,497.72	-$ 130,160.59	-$ 139,604.55	-$ 151,386.61	-$ 114,445.03	-$ 172,877.50	-$ 251,277.38	-$ 150,673.63	-$ 146,370.26	-$ 118,227.95	-$ 1,741,246.36
Other Income													
Other Income													0.00
Other Income											2,100.00	1,683.91	3,783.91
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,100.00	$ 1,683.91	$ 3,783.91
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,100.00	$ 1,683.91	$ 3,783.91
Other Expenses													
Amortization expenses										392.22	392.22	392.22	1,176.66
Depreciation	363.48	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	1,795.13
Other Expense	11,626.66								214.50		331.50	381.00	12,553.66
Interest Expense									1,354.17	1,354.16	1,354.16	3,479.16	7,541.65
Total Other Expense	$ 11,626.66	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,568.67	$ 1,354.16	$ 1,685.66	$ 3,860.16	$ 20,095.31
Total Other Expenses	$ 11,990.14	$ 130.15	$ 130.15	$ 130.15	$ 130.15	$ 130.15	$ 130.15	$ 130.15	$ 1,698.82	$ 1,876.53	$ 2,208.03	$ 4,382.53	$ 23,067.10
Net Other Income	-$ 11,990.14	-$ 130.15	-$ 130.15	-$ 130.15	-$ 130.15	-$ 130.15	-$ 130.15	-$ 130.15	-$ 1,698.82	-$ 1,876.53	-$ 108.03	-$ 2,698.62	-$ 19,283.19
Net Income	-$ 102,579.77	-$ 103,265.66	-$ 172,627.87	-$ 130,290.74	-$ 139,734.70	-$ 151,516.76	-$ 114,575.18	-$ 173,007.65	-$ 252,976.20	-$ 152,550.16	-$ 146,478.29	-$ 120,926.57	-$ 1,760,529.55

Into the Multiverse Inc
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Income													
Revenue													0.00
Into the Multiverse Revenue	13,240.67	13,240.67				2,760.52		956.94	1,736.52	2,090.61		853.20	34,879.13
Multiverse Income													0.00
Multiverse Discounts	-42.64	-16.80	-91.85	-121.43	-32.67	-13.96	-60.98	-77.24	-21.10	-27.60	-51.86	-8.49	-566.62
Multiverse Returns	-73.34	-447.90	-161.38	-2,601.61	-1,195.25	-3,980.18	-4,314.10	-2,829.02	-982.82	-2,362.31	-3,591.81	-2,067.49	-24,607.21
Multiverse Revenue	3,304.45	2,492.18	4,867.84	4,541.39	2,341.18	9,162.39	4,605.84	3,253.65	1,824.92	2,740.72	4,150.29	3,508.27	46,793.12
Multiverse Shipping Income	168.80	160.90	213.70	130.40	133.40	164.70	76.50	157.90	143.50	81.40	115.70	66.70	1,613.60
Total Multiverse Income	$ 3,357.27	$ 2,188.38	$ 4,828.31	$ 1,948.75	$ 1,246.66	$ 5,332.95	$ 307.28	$ 505.29	$ 964.50	$ 432.21	$ 622.32	$ 1,498.99	$ 23,232.89
Retail Income													0.00
Retail Discounts & Trade Allowances	0.00	0.00	0.00	0.00	-798.40	-686.84	0.00	0.00	-1,400.18	-881.18	-243.40	-256.40	-4,266.40
Retail Revenue	5,761.94	3,268.64	15,619.97	5,628.40	7,422.08	11,737.26	4,706.38	10,554.32	19,823.40	18,384.71	13,335.48	18,582.38	134,824.96
Retail Shipping Income	57.86	0.00	14.10	66.68	45.63	223.11	312.91	259.75	766.10	579.76	700.00	1,250.00	4,275.90
Total Retail Income	$ 5,819.80	$ 3,268.64	$ 15,634.07	$ 5,695.08	$ 6,669.31	$ 11,273.53	$ 5,019.29	$ 10,814.07	$ 19,189.32	$ 18,083.29	$ 13,792.08	$ 19,575.98	$ 134,834.46
Supermush Income													0.00
Supermush Discounts	-3,478.19	-2,514.56	-3,199.61	-3,559.19	-3,328.74	-5,662.68	-5,661.38	-7,704.21	-8,267.76	-8,830.46	-18,383.44	-17,200.06	-87,790.28
Supermush Returns	-8,265.77	-8,432.35	-4,798.58	-1,091.02	-2,967.16	-4,623.02	-2,842.42	-3,347.40	-2,454.76	-6,777.69	-15,836.36	-14,756.84	-76,193.37
Supermush Revenue	64,412.49	45,371.80	42,408.38	27,513.42	35,478.52	73,120.94	51,672.22	69,069.62	83,131.04	86,003.08	156,528.61	169,590.26	904,300.38
Supermush Shipping Income	4,434.32	2,609.31	1,834.17	1,643.68	1,402.40	4,475.21	3,995.76	5,031.77	7,720.54	8,463.94	12,656.02	11,341.38	65,608.50
Total Supermush Income	$ 57,102.85	$ 37,034.20	$ 36,244.36	$ 24,506.89	$ 30,585.02	$ 67,310.45	$ 47,164.18	$ 63,049.78	$ 80,129.06	$ 78,858.87	$ 134,964.83	$ 148,974.74	$ 805,925.23
Total Revenue	$ 79,520.59	$ 55,731.89	$ 58,706.74	$ 32,150.72	$ 38,500.99	$ 86,677.45	$ 52,490.73	$ 75,326.08	$ 102,019.40	$ 99,464.98	$ 149,379.23	$ 170,902.91	$ 998,871.71
Total Income	$ 79,520.59	$ 55,731.89	$ 58,706.74	$ 32,150.72	$ 38,500.99	$ 86,677.45	$ 52,490.73	$ 75,326.08	$ 102,019.40	$ 99,464.98	$ 149,379.23	$ 170,902.91	$ 998,871.71
Cost of Goods Sold													
Cost of Goods Sold													0.00
Inventory Adjustment								12,234.62	872.42			1,194.67	14,301.71
Multiverse	2,297.35	1,547.39	3,312.24	1,403.29	896.45	3,856.68	1,927.34	1,858.47	1,032.68	1,586.61	2,361.70	1,998.83	24,079.03
Super Mush	18,543.97	11,312.28	11,143.81	7,642.74	9,587.49	18,022.45	17,985.26	18,863.89	23,432.01	23,405.72	39,875.38	73,504.41	273,319.41
Total Cost of Goods Sold	$ 20,841.32	$ 12,859.67	$ 14,456.05	$ 9,046.03	$ 10,483.94	$ 21,879.13	$ 19,912.60	$ 32,956.98	$ 25,337.11	$ 24,992.33	$ 42,237.08	$ 76,697.91	$ 311,700.16
Total Cost of Goods Sold	$ 20,841.32	$ 12,859.67	$ 14,456.05	$ 9,046.03	$ 10,483.94	$ 21,879.13	$ 19,912.60	$ 32,956.98	$ 25,337.11	$ 24,992.33	$ 42,237.08	$ 76,697.91	$ 311,700.16
Gross Profit	$ 58,679.27	$ 42,872.22	$ 42,250.69	$ 23,104.69	$ 28,017.05	$ 64,798.32	$ 32,578.13	$ 42,369.10	$ 76,682.29	$ 74,472.65	$ 107,142.15	$ 94,205.00	$ 687,171.56
Expenses													
Advertising & Marketing													0.00
Amazon Advertising	1,518.55	1,411.63	1,890.32	967.46	1,295.29	-8,749.41	1,661.87	61.60	1,070.02	1,160.77	1,508.26	1,875.18	5,671.54
Branding		96.84	560.37	410.47	255.00	2,498.43							3,821.11
Content Creation/Strategy Design	269.00	218.57						269.00		757.78		39.00	1,553.35
Digital Advertising	4,761.37	12,219.85	6,679.99	6,002.06	11,548.86	16,286.84	27,472.62	40,624.27	41,367.81	47,040.82	58,240.29	55,616.58	327,861.36
Events	100.00	2,575.00	5,234.34		739.19	27,632.92	268.80	5,375.00				0.00	41,925.25
Paid Advertising	9,000.00			1,500.00	6.32	181.30	786.71	4,028.68	816.15	798.72	1,618.64	1,099.84	19,836.36
Podcast Expense	29.00		5,058.00	29.00	29.00	29.00	29.00	3,804.00	29.00	1,125.00		29.00	10,190.00
Printing & Signs	1,269.19			82.69	1,448.55	594.79		901.66	435.49	88.20			4,820.57
Public Relations/Influencer	15,232.10	19,438.59	21,611.44	11,079.70	9,314.18	14,104.30	7,892.84	8,885.33	9,763.40	8,737.16	9,481.46	7,523.27	143,063.77
Social Media Manager	2,100.00	2,100.00	2,100.00		2,100.00	2,100.00							10,500.00
Website ads	116.00	116.00	116.00	116.00	116.00	116.00	116.00	116.00	116.00	116.00	116.00	116.00	1,392.00
Total Advertising & Marketing	$ 34,395.21	$ 38,176.48	$ 43,250.46	$ 20,187.38	$ 26,852.39	$ 54,794.17	$ 38,227.84	$ 64,065.54	$ 53,597.87	$ 59,824.45	$ 70,964.65	$ 66,298.87	$ 570,635.31
Insurance													0.00
Liability Insurance		3,267.00	3,316.50	3,316.50									9,900.00
Total Insurance	$ 0.00	$ 3,267.00	$ 3,316.50	$ 3,316.50	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 9,900.00
Legal & Professional Fees													0.00
Accounting	1,936.10	1,680.00	1,680.00	3,380.00	3,380.00	1,654.80	1,654.80	1,654.80	1,654.80	1,654.80	4,654.80	1,654.80	26,639.70
Consulting	9,955.92	7,310.63	7,363.21	4,815.30	6,531.49	14,050.90	7,422.50	7,531.25	2,500.00	6,860.63	8,699.75	3,500.00	86,541.58
Independent Contractor Expense		31.67										35.00	66.67
Legal					1,775.00	385.00	25.00	875.00					3,060.00
Recruiting & HR Expense							1,924.99						1,924.99
Total Legal & Professional Fees	$ 11,892.02	$ 9,022.30	$ 9,043.21	$ 8,195.30	$ 11,686.49	$ 16,090.70	$ 11,027.29	$ 10,061.05	$ 4,154.80	$ 8,515.43	$ 13,354.55	$ 5,189.80	$ 118,232.94
Office/General Administrative Expense													0.00
Bank Fees	210.00	165.00	110.00	70.00	315.00	280.00	165.00	220.00	70.00	35.00	155.00	120.00	1,915.00
Business Insurance	639.11	801.47	786.12	799.04	943.79	819.04	813.32	938.22	1,054.41	684.16	620.49	664.34	9,563.51
Furniture & Fixtures Expense				87.39		420.14	0.00			87.39			594.92
Meals & Entertainment	318.76		127.51			874.84	153.18	556.52	122.94	47.65	143.81	63.88	2,409.09
Office Expenses	2,599.49	568.21	1,413.09	164.93	181.23	621.50	542.88	718.92	50.70	138.30	206.75	28.94	7,234.94
Rent or Lease Expense		104.60											104.60
Research & Development Expense				100.00				3,464.03			2,075.07		5,639.10
Software & Web Hosting Expense	7,444.79	8,448.06	7,766.12	9,788.48	9,192.54	12,295.50	10,545.55	8,146.72	8,847.66	10,847.10	18,435.91	15,782.86	127,541.29
Taxes										948.52			948.52
Telephone & Internet	25.00	25.00	25.00	25.00	25.00	25.00	29.00	42.73	26.50	26.50	26.50	26.50	327.73
Travel & Transportation Expense	2,359.59	690.51	1,750.99	507.30	2,510.52	3,319.43	2,208.50	1,617.39	897.50	1,091.81	677.47	265.44	17,896.45
Total Office/General Administrative Expense	$ 13,596.74	$ 10,802.85	$ 11,978.83	$ 11,542.14	$ 13,168.08	$ 18,655.45	$ 14,457.43	$ 15,704.53	$ 11,069.71	$ 13,906.43	$ 22,341.00	$ 16,951.96	$ 174,175.16
Payroll Expenses													0.00
Insurance Expense - Health	2,781.94	2,781.94	2,781.94	3,713.02	4,541.26	4,043.01	3,678.74	3,678.74	2,296.86	1,960.37	3,814.41	3,350.70	39,422.93
Payroll Expense - Administration	7,525.97	7,586.78	7,554.29	7,452.93	7,452.94	7,486.70	7,486.72	7,486.72	7,486.72	8,045.46	7,639.61	7,688.92	90,893.76
Payroll Expense - Payroll Tax	1,030.95	3,717.65	2,784.71	2,706.38	2,632.76	2,645.42	2,645.38	2,645.38	2,646.38	1,357.91	2,336.72	2,355.17	29,503.81
Payroll Expense - Salary & Wage - Gusto	12,844.46	6,425.00	12,155.00	12,680.00	8,496.00	8,642.50	8,497.00	10,637.00	12,925.50	12,235.85	14,299.50	10,628.00	130,465.81
Payroll Processing Fees	111.00	111.00	123.00	135.00	123.00	135.00	123.00	111.00	123.00	164.00	375.00	176.00	1,810.00
Payroll Reimbursements			827.80				3,186.86		318.71	2,794.97		750.00	7,878.34
Total Payroll Expenses	$ 24,294.32	$ 20,622.37	$ 26,226.74	$ 26,687.33	$ 23,245.96	$ 22,952.63	$ 25,617.70	$ 24,558.84	$ 25,796.17	$ 26,558.56	$ 28,465.24	$ 24,948.79	$ 299,974.86
Selling & Logistics													0.00
Amazon Logistics Fees	3,578.10	3,326.18	4,454.08	2,279.63	3,052.05	2,946.70	3,915.80	145.14	2,521.25	2,735.08	3,553.87	4,418.42	36,926.30
Brand Payouts	1,857.92	1,046.20	1,979.35	1,836.57	1,125.39	1,924.30	1,432.68	1,162.57	758.26	208.44	1,055.45	1,308.24	15,695.37
Commission Expense	438.18	154.20	215.16	438.78	177.00	647.88	784.18	752.84	1,436.24	1,253.60	1,027.16	1,349.40	8,674.62
Merchant Account Fees	2,346.63	1,932.75	1,317.28	1,181.93	877.27	2,111.79	2,163.90	2,980.07	3,532.03	3,613.07	5,441.48	7,229.51	34,727.71
Postage & Shipping & Warehousing	24,080.83	13,395.48	12,249.30	10,317.83	10,436.87	25,114.76	10,131.15	23,847.25	23,150.67	28,985.26	30,034.45	61,652.16	273,396.01
Retail Expense	2,472.00	800.00	800.00	800.00									4,872.00
Total Selling & Logistics	$ 34,773.66	$ 20,654.81	$ 21,015.17	$ 16,854.74	$ 15,668.58	$ 32,745.43	$ 18,427.71	$ 28,887.87	$ 31,398.45	$ 36,795.45	$ 41,112.41	$ 75,957.73	$ 374,292.01
Uncategorized Expense								0.00	0.00	0.00			0.00
Total Expenses	$ 118,951.95	$ 102,545.81	$ 114,830.91	$ 86,783.39	$ 90,621.50	$ 145,238.38	$ 107,757.97	$ 143,277.83	$ 126,017.00	$ 145,600.32	$ 176,237.85	$ 189,347.15	$ 1,547,210.06
Net Operating Income	-$ 60,272.68	-$ 59,673.59	-$ 72,580.22	-$ 63,678.70	-$ 62,604.45	-$ 80,440.06	-$ 75,179.84	-$ 100,908.73	-$ 49,334.71	-$ 71,127.67	-$ 69,095.70	-$ 95,142.15	-$ 860,038.50
Other Income													

Other Income													0.00
Other Income						15,000.00							15,000.00
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 15,000.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 15,000.00
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 15,000.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 15,000.00
Other Expenses													
Amortization expenses	392.22	392.22	392.22	392.22	392.22	392.22	392.32	392.22	392.22	392.22	392.22	392.22	4,706.74
Depreciation	130.15	130.15	130.15	130.15	130.15	130.15	197.35	197.35	197.35	197.35	197.35	197.35	1,965.00
Other Expense		136.50		261.00			216.00		25.50				639.00
Interest Expense	1,854.16	3,254.16	2,754.16	2,754.16	5,754.16	3,754.16	4,154.26	4,154.13	5,675.00	8,606.00	7,224.72	5,867.37	55,806.44
Total Other Expense	$ 1,854.16	$ 3,390.66	$ 2,754.16	$ 3,015.16	$ 5,754.16	$ 3,754.16	$ 4,370.26	$ 4,154.13	$ 5,700.50	$ 8,606.00	$ 7,224.72	$ 5,867.37	$ 56,445.44
Total Other Expenses	$ 2,376.53	$ 3,913.03	$ 3,276.53	$ 3,537.53	$ 6,276.53	$ 4,276.53	$ 4,959.93	$ 4,743.70	$ 6,290.07	$ 9,195.57	$ 7,814.29	$ 6,458.94	$ 63,117.18
Net Other Income	-$ 2,376.53	-$ 3,913.03	-$ 3,276.53	-$ 3,537.53	-$ 6,276.53	$ 10,723.47	-$ 4,959.93	-$ 4,743.70	-$ 6,290.07	-$ 9,195.57	-$ 7,814.29	-$ 6,458.94	-$ 48,117.18
Net Income	-$ 62,649.21	-$ 63,586.62	-$ 75,856.75	-$ 67,216.23	-$ 68,880.98	-$ 69,716.59	-$ 80,139.77	-$ 105,652.43	-$ 65,624.78	-$ 80,323.24	-$ 76,909.99	-$ 101,599.09	-$ 908,155.68

Into the Multiverse Inc
Balance Sheet
As of December 31, 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022
ASSETS												
Current Assets												
Bank Accounts												
First Republic - Checking - 0878	588,981.88	465,001.77	308,395.08	169,878.60	48,993.97	309,358.02	161,573.06	166,408.29	64,686.73	79,845.46	17,978.91	38,510.27
Paypal	0.00	1,877.58	0.00	63.27	902.55	3,041.75	421.45	657.25	208.93	270.75	318.48	739.90
Total Bank Accounts	$ 588,981.88	$ 466,879.35	$ 308,395.08	$ 169,941.87	$ 49,896.52	$ 312,399.77	$ 161,994.51	$ 167,065.54	$ 64,895.66	$ 80,116.21	$ 18,297.39	$ 39,250.17
Other Current Assets												
Clearing Accounts		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Abound Clearing		176.88	176.88	637.49	637.49	0.00	0.00	411.37	411.37	0.00	0.00	0.00
Amazon Seller Central Clearing		0.00	0.00	0.00	1,030.39	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Bulletin Clearing	1,752.25	1,976.56	5,335.96	2,275.76	2,066.80	0.00	0.00	278.84	2,811.24	723.44	310.95	590.05
Erewhon Clearing		-9,501.16	-12,027.46	-8,744.26	-7,726.66	-6,421.08	-5,998.66	-3,598.68	414.14	1,354.94	2,150.40	460.80
Faire Clearing		0.00	332.40	332.40	715.12	226.80	674.40	1,342.72	535.30	1,799.04	547.20	1,158.72
Income Clearing	24,355.60	24,684.76	31,791.57	35,290.77	24,949.27	12,479.54	11,297.14	12,573.55	10,917.42	13,107.95	1,612.80	724.90
Microdosing Collective - Stripe Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	18.66	0.00	0.00	0.00
PayPal Clearing	0.00	34.89	15.19	-19.38	15.19	-49.93	-391.53	-135.11	0.00	0.00	0.00	0.00
Shopify Payment Clearing - Multiverse	606.66	1,461.85	2,945.68	1,424.69	772.57	1,471.96	4,126.96	1,506.10	1,741.93	596.31	1,259.48	1,019.81
Shopify Payment Clearing - Supermush	9,994.82	2,827.10	1,535.79	4,085.06	9,205.90	5,968.25	31,544.36	7,774.79	8,209.13	10,228.92	9,921.03	3,426.25
Total Clearing Accounts	$ 36,709.33	$ 21,660.88	$ 30,106.01	$ 35,282.53	$ 31,666.07	$ 13,675.36	$ 41,252.67	$ 20,153.40	$ 25,059.19	$ 27,810.60	$ 15,801.86	$ 7,380.53
Current Assets		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loans to Shareholder - Alli Schaper	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loans to Shareholder - Brian Friedman	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Current Assets	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Inventory		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Finished Good Inventory	-7,816.53	10,622.85	32,341.98	45,180.02	62,714.14	126,140.45	145,851.39	168,571.00	152,905.87	131,185.45	175,949.51	158,855.33
Packaging Inventory	2,320.69	7,443.23	24,583.94	16,536.29	9,981.22	23,876.23	21,365.64	38,091.54	38,296.59	39,653.49	44,003.32	40,424.01
Raw Materials Inventory	952.96	2,788.86	2,594.83	5,511.58	-2,826.18	5,391.32	21,077.07	28,052.85	67,545.64	101,869.47	59,764.35	57,402.71
Total Inventory	-$ 4,542.88	$ 20,854.94	$ 59,520.75	$ 67,227.89	$ 69,869.18	$ 155,408.00	$ 188,294.10	$ 234,715.39	$ 258,748.10	$ 272,708.41	$ 279,717.18	$ 256,682.05
Prepaid Expenses	0.00	3,000.00	0.00	3,000.00	6,000.00	3,000.00	6,000.00	8,500.00	6,891.38	9,015.60	5,809.64	5,228.68
Total Other Current Assets	$ 32,166.45	$ 45,515.82	$ 89,626.76	$ 105,510.42	$ 107,535.25	$ 172,083.36	$ 235,546.77	$ 263,368.79	$ 290,698.67	$ 309,534.61	$ 301,328.68	$ 269,291.26
Total Current Assets	$ 621,148.33	$ 512,395.17	$ 398,021.84	$ 275,452.29	$ 157,431.77	$ 484,483.13	$ 397,541.28	$ 430,434.33	$ 355,594.33	$ 389,650.82	$ 319,626.07	$ 308,541.43
Fixed Assets												
Accumulated amortization		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-392.22	-784.44	-1,176.66
Accumulated depreciation	-363.48	-493.63	-623.78	-753.93	-884.08	-1,014.23	-1,144.38	-1,274.53	-1,404.68	-1,534.83	-1,664.98	-1,795.13
Fixed Assets		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Digital Assets		1,010.00	1,313.00	1,313.00	1,313.00	1,313.00	3,838.00	13,938.00	23,533.00	23,533.00	23,533.00	23,533.00
Fixed Asset Computers	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67
Property Plant & Equipment	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00
Total Fixed Assets	$ 5,485.67	$ 6,495.67	$ 6,798.67	$ 6,798.67	$ 6,798.67	$ 6,798.67	$ 9,323.67	$ 19,423.67	$ 29,018.67	$ 29,018.67	$ 29,018.67	$ 29,018.67
Total Fixed Assets	$ 5,122.19	$ 6,002.04	$ 6,174.89	$ 6,044.74	$ 5,914.59	$ 5,784.44	$ 8,179.29	$ 18,149.14	$ 27,613.99	$ 27,091.62	$ 26,569.25	$ 26,046.88
Other Assets												
Prepaid Interest		0.00	0.00	0.00	0.00	0.00	0.00	0.00	14,895.83	13,541.67	12,187.51	10,833.35
Total Other Assets	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 14,895.83	$ 13,541.67	$ 12,187.51	$ 10,833.35
TOTAL ASSETS	$ 626,270.52	$ 518,397.21	$ 404,196.73	$ 281,497.03	$ 163,346.36	$ 490,267.57	$ 405,720.57	$ 448,583.47	$ 398,104.15	$ 430,284.11	$ 358,382.83	$ 345,421.66
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable (A/P)	297.00	2,514.77	6,368.94	16,220.93	23,353.69	21,393.37	37,333.53	65,447.78	77,148.14	94,870.54	108,804.00	119,736.61
Total Accounts Payable	$ 297.00	$ 2,514.77	$ 6,368.94	$ 16,220.93	$ 23,353.69	$ 21,393.37	$ 37,333.53	$ 65,447.78	$ 77,148.14	$ 94,870.54	$ 108,804.00	$ 119,736.61
Credit Cards												
Brex - Credit Card	14,937.07	8,072.98	11,945.74	8,955.18	20,050.01	1,311.84	9,191.88	30,307.96	11,053.35	8,762.99	6,027.02	4,523.03
Total Credit Cards	$ 14,937.07	$ 8,072.98	$ 11,945.74	$ 8,955.18	$ 20,050.01	$ 1,311.84	$ 9,191.88	$ 30,307.96	$ 11,053.35	$ 8,762.99	$ 6,027.02	$ 4,523.03
Other Current Liabilities												
Accrued Expenses		0.00	0.00	0.00	2,100.00	0.00	0.00	5,330.00	0.00	12,000.00	12,000.00	18,000.00
Current Liabilities		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deferred Revenue		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	26,481.34
Shopify Capital Loan		0.00	0.00	0.00	0.00	0.00	0.00	0.00	129,011.20	115,372.53	93,521.53	82,469.44
Total Current Liabilities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 129,011.20	$ 115,372.53	$ 93,521.53	$ 108,950.78
Current Liabilities:Loans from Shareholder - Alli Schaper	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gift Card Liability	263.60	176.08	176.08	176.08	1,676.08	1,676.08	1,676.08	1,676.08	1,676.08	1,579.12	1,579.12	1,579.12
PayPal Working Capital		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	26,676.62
Sales Tax Payable	425.83	552.02	1,252.48	1,982.09	1,738.53	2,974.99	-817.03	443.19	1,863.12	2,896.83	3,127.35	3,558.26
Total Other Current Liabilities	$ 689.43	$ 728.10	$ 1,428.56	$ 2,158.17	$ 5,514.61	$ 4,651.07	$ 859.05	$ 7,499.27	$ 132,550.40	$ 131,848.48	$ 110,228.00	$ 158,764.78
Total Current Liabilities	$ 15,923.50	$ 11,315.85	$ 19,743.24	$ 27,334.28	$ 48,918.31	$ 27,356.28	$ 47,384.46	$ 103,255.01	$ 220,751.89	$ 235,482.01	$ 225,059.02	$ 283,024.42
Total Liabilities	$ 15,923.50	$ 11,315.85	$ 19,743.24	$ 27,334.28	$ 48,918.31	$ 27,356.28	$ 47,384.46	$ 103,255.01	$ 220,751.89	$ 235,482.01	$ 225,059.02	$ 283,024.42
Equity												
Opening Balance Equity		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	-837,043.21	-837,043.21	-837,043.21	-837,043.21	-837,043.21	-837,043.21	-837,043.21	-837,043.21	-837,043.21	-837,043.21	-837,043.21	-837,043.21
SAFE Note (Consolidated)	1,549,970.00	1,549,970.00	1,599,970.00	1,599,970.00	1,599,970.00	2,099,970.00	2,109,970.00	2,269,970.00	2,354,970.00	2,524,970.00	2,609,970.00	2,659,970.00
Net Income	-102,579.77	-205,845.43	-378,473.30	-508,764.04	-648,498.74	-800,015.50	-914,590.68	-1,087,598.33	-1,340,574.53	-1,493,124.69	-1,639,602.98	-1,760,529.55
Total Equity	$ 610,347.02	$ 507,081.36	$ 384,453.49	$ 254,162.75	$ 114,428.05	$ 462,911.29	$ 358,336.11	$ 345,328.46	$ 177,352.26	$ 194,802.10	$ 133,323.81	$ 62,397.24
TOTAL LIABILITIES AND EQUITY	$ 626,270.52	$ 518,397.21	$ 404,196.73	$ 281,497.03	$ 163,346.36	$ 490,267.57	$ 405,720.57	$ 448,583.47	$ 398,104.15	$ 430,284.11	$ 358,382.83	$ 345,421.66

Into the Multiverse Inc
Balance Sheet
As of December 31, 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023
ASSETS												
Current Assets												
Bank Accounts												
First Republic - Checking - 0878	25,363.28	73,340.86	52,222.60	1,977.80	138,982.14	129,647.97	61,525.88	42,810.73	2,231.78	21,283.39	30,055.11	-156.96
Paypal	2,701.32	2,197.31	2,680.06	5,061.20	1,583.28	11.95	50.27	253.94	157.00	0.00	294.10	136.89
Total Bank Accounts	$ 28,064.60	$ 75,538.17	$ 54,902.66	$ 7,039.00	$ 140,565.42	$ 129,659.92	$ 61,576.15	$ 43,064.67	$ 2,388.78	$ 21,283.39	$ 30,349.21	-$ 20.07
Other Current Assets												
Clearing Accounts		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Abound Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Amazon Seller Central Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Bulletin Clearing	993.14	357.93	902.77	0.00	1,223.68	460.19	212.14	841.82	1,119.65	1,518.26	1,523.99	1,426.62
Erewhon Clearing	1,056.00	1,689.60	4,437.60	7,040.80	4,025.60	2,535.96	595.78	432.36	3,669.38	2,645.00	1,563.00	130.00
Faire Clearing	1,816.88	1,367.85	1,531.14	2,424.50	2,408.81	2,997.63	3,976.57	9,458.83	9,946.57	12,584.58	10,377.08	13,388.52
Income Clearing	2,134.80	1,674.00	1,728.00	0.00	700.00	1,033.29	1,116.30	4,001.16	8,495.80	7,612.84	8,053.00	10,046.20
Microdosing Collective - Stripe Clearing	0.00	0.00	0.00	38.72	58.08	92.31	19.36	0.00	48.19	0.00	0.00	0.00
PayPal Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Shopify Payment Clearing - Multiverse	688.05	394.30	1,117.44	470.26	269.98	3,437.18	1,443.85	364.91	506.73	269.76	363.77	349.87
Shopify Payment Clearing - Supermush	984.95	2,771.99	6,171.53	5,464.50	747.07	2,305.83	7,158.28	5,613.50	8,367.28	3,136.00	9,017.45	7,658.54
Total Clearing Accounts	$ 7,673.82	$ 8,255.67	$ 15,888.48	$ 15,438.78	$ 9,433.22	$ 12,862.39	$ 14,522.26	$ 20,512.58	$ 32,153.60	$ 27,766.44	$ 30,918.27	$ 32,997.75
Current Assets		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loans to Shareholder - Alli Schaper	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loans to Shareholder - Brian Friedman	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Current Assets	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Inventory		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Finished Good Inventory	131,741.19	129,508.32	104,868.65	90,494.25	90,287.99	68,003.88	54,490.53	237,351.40	237,026.99	204,647.62	160,115.28	176,414.63
Packaging Inventory	44,523.31	40,300.44	43,067.44	43,259.15	47,422.37	51,586.52	56,515.51	22,132.26	20,923.82	21,730.38	23,852.73	22,826.36
Raw Materials Inventory	71,943.83	65,019.61	73,083.69	78,281.87	99,127.02	150,407.85	165,623.37	24,218.97	14,450.40	44,398.72	71,780.70	24,611.41
Total Inventory	$ 248,208.33	$ 234,828.37	$ 221,019.78	$ 212,035.27	$ 236,837.38	$ 269,998.25	$ 276,629.41	$ 283,702.63	$ 272,401.21	$ 270,776.72	$ 255,748.71	$ 223,852.40
Prepaid Expenses	7,047.72	5,666.76	4,285.80	9,770.67	16,258.38	7,360.41	6,155.28	4,950.15	8,383.19	10,960.50	9,650.81	13,130.62
Total Other Current Assets	$ 262,929.87	$ 248,750.80	$ 241,194.06	$ 237,244.72	$ 262,528.98	$ 290,221.05	$ 297,306.95	$ 309,165.36	$ 312,938.00	$ 309,503.66	$ 296,317.79	$ 269,980.77
Total Current Assets	$ 290,994.47	$ 324,288.97	$ 296,096.72	$ 244,283.72	$ 403,094.40	$ 419,880.97	$ 358,883.10	$ 352,230.03	$ 315,326.78	$ 330,787.05	$ 326,667.00	$ 269,960.70
Fixed Assets												
Accumulated amortization	-1,568.88	-1,961.10	-2,353.32	-2,745.54	-3,137.76	-3,529.98	-3,922.30	-4,314.52	-4,706.74	-5,098.96	-5,491.18	-5,883.40
Accumulated depreciation	-1,925.28	-2,055.43	-2,185.58	-2,315.73	-2,445.88	-2,576.03	-2,773.38	-2,970.73	-3,168.08	-3,365.43	-3,562.78	-3,760.13
Fixed Assets		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Digital Assets	23,533.00	23,533.00	23,533.00	23,533.00	23,533.00	23,533.00	23,533.00	23,533.00	23,533.00	23,533.00	23,533.00	23,533.00
Fixed Asset Computers	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	3,485.67	5,904.70	5,904.70	5,904.70	5,904.70	5,904.70	5,904.70
Property Plant & Equipment	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00
Total Fixed Assets	$ 29,018.67	$ 29,018.67	$ 29,018.67	$ 29,018.67	$ 29,018.67	$ 29,018.67	$ 31,437.70	$ 31,437.70	$ 31,437.70	$ 31,437.70	$ 31,437.70	$ 31,437.70
Total Fixed Assets	$ 25,524.51	$ 25,002.14	$ 24,479.77	$ 23,957.40	$ 23,435.03	$ 22,912.66	$ 24,742.02	$ 24,152.45	$ 23,562.88	$ 22,973.31	$ 22,383.74	$ 21,794.17
Other Assets												
Prepaid Interest	16,479.19	20,725.03	17,970.87	15,216.71	25,212.55	36,458.39	32,304.13	28,150.00	26,975.00	27,946.64	29,171.92	23,347.20
Total Other Assets	$ 16,479.19	$ 20,725.03	$ 17,970.87	$ 15,216.71	$ 25,212.55	$ 36,458.39	$ 32,304.13	$ 28,150.00	$ 26,975.00	$ 27,946.64	$ 29,171.92	$ 23,347.20
TOTAL ASSETS	$ 332,998.17	$ 370,016.14	$ 338,547.36	$ 283,457.83	$ 451,741.98	$ 479,252.02	$ 415,929.25	$ 404,532.48	$ 365,864.66	$ 381,707.00	$ 378,222.66	$ 315,102.07
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable (A/P)	132,337.85	135,152.50	144,993.30	130,165.08	115,688.86	92,393.06	68,766.73	41,505.54	23,240.11	13,030.59	13,346.84	46,220.02
Total Accounts Payable	$ 132,337.85	$ 135,152.50	$ 144,993.30	$ 130,165.08	$ 115,688.86	$ 92,393.06	$ 68,766.73	$ 41,505.54	$ 23,240.11	$ 13,030.59	$ 13,346.84	$ 46,220.02
Credit Cards												
Brex - Credit Card	0.00	9.00	17.73	1,353.28	1,755.64	636.54	2,296.58	3,539.41	133.92	6,936.68	293.00	23.39
Chase - Credit Card - 8131		0.00	0.00	9,882.37	14,885.29	12,734.61	9,544.08	14,375.59	17,879.12	27,997.67	17,098.35	34,265.18
Total Credit Cards	$ 0.00	$ 9.00	$ 17.73	$ 11,235.65	$ 16,640.93	$ 13,371.15	$ 11,840.66	$ 17,915.00	$ 18,013.04	$ 34,934.35	$ 17,391.35	$ 34,288.57
Other Current Liabilities												
Accrued Expenses	44,074.46	24,100.00	22,000.00	23,680.00	23,680.00	29,680.00	27,435.09	29,481.94	48,578.45	56,986.01	55,102.19	41,560.04
Current Liabilities		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Advance Service Group Loan	31,272.73	59,637.38	52,389.68	46,555.52	40,741.36	94,584.56	82,932.20	71,299.84	89,426.65	87,196.40	58,054.42	33,508.32
Deferred Revenue	13,240.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ember Fund Working Capital		0.00	0.00	0.00	165,750.00	165,750.00	165,750.00	165,750.00	165,750.00	165,750.00	165,750.00	165,750.00
Intuit Loan		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	54,146.64	49,834.42	45,122.20
Shopify Capital Loan	72,666.78	66,379.85	61,248.22	57,044.58	53,400.50	44,373.86	36,673.62	24,975.69	12,333.00	0.00	53,221.36	26,105.11
Total Current Liabilities	$ 117,180.18	$ 126,017.23	$ 113,615.90	$ 103,600.10	$ 259,891.86	$ 304,688.42	$ 285,355.82	$ 262,025.53	$ 267,509.65	$ 307,093.04	$ 326,660.20	$ 270,485.63
Current LiabilitiesLoans from Shareholder - Alli Schaper	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gift Card Liability	1,579.12	1,579.12	1,579.12	1,579.12	1,798.12	3,828.12	8,130.27	8,431.27	8,487.87	8,446.81	8,525.81	8,508.81
Other Current Liabilities		0.00	0.00	0.00	0.00	22,618.98	22,618.98	22,618.98	22,618.98	22,618.98	22,618.98	22,618.98
PayPal Working Capital	23,978.26	22,458.21	20,995.45	19,527.25	18,418.06	15,898.33	13,414.00	9,911.20	5,708.36	23,431.00	15,823.45	6,394.07
Sales Tax Payable	4,100.27	4,538.67	5,041.20	5,582.20	5,916.70	6,783.10	714.11	841.86	2,131.89	3,112.90	5,826.58	7,084.60
Total Other Current Liabilities	$ 190,912.29	$ 178,693.23	$ 163,231.87	$ 153,968.67	$ 309,704.74	$ 383,496.95	$ 357,668.27	$ 343,110.78	$ 355,035.20	$ 421,687.74	$ 434,557.21	$ 356,650.13
Total Current Liabilities	$ 323,250.14	$ 313,854.73	$ 308,242.70	$ 295,369.40	$ 442,034.53	$ 489,261.16	$ 438,275.66	$ 402,531.32	$ 396,288.35	$ 469,652.68	$ 465,295.40	$ 437,158.72
Total Liabilities	$ 323,250.14	$ 313,854.73	$ 308,242.70	$ 295,369.40	$ 442,034.53	$ 489,261.16	$ 438,275.66	$ 402,531.32	$ 396,288.35	$ 469,652.68	$ 465,295.40	$ 437,158.72
Equity												
Opening Balance Equity	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76	-2,597,572.76
SAFE Note (Consolidated)	2,669,970.00	2,779,970.00	2,829,970.00	2,854,970.00	2,945,470.00	2,995,470.00	2,995,470.00	3,125,470.00	3,125,470.00	3,125,470.00	3,170,470.00	3,236,992.88
WeFunder Investment		0.00	0.00	0.00	0.00	0.00	67,802.50	67,802.50	91,002.43	113,803.68	146,586.61	146,679.11
Net Income	-62,649.21	-126,235.83	-202,092.58	-269,308.81	-338,189.79	-407,906.38	-488,046.15	-593,698.58	-649,323.36	-729,646.60	-806,556.59	-908,155.88
Total Equity	$ 9,748.03	$ 56,161.41	$ 30,304.66	-$ 11,911.57	$ 9,707.45	-$ 10,009.14	-$ 22,346.41	$ 2,001.16	-$ 30,423.69	-$ 87,945.68	-$ 87,072.74	-$ 122,056.65
TOTAL LIABILITIES AND EQUITY	$ 332,998.17	$ 370,016.14	$ 338,547.36	$ 283,457.83	$ 451,741.98	$ 479,252.02	$ 415,929.25	$ 404,532.48	$ 365,864.66	$ 381,707.00	$ 378,222.66	$ 315,102.07


SUPER MUSH
daily sex gummies
daily sleep gummies

SERIES SEED 2024

BROUGHT TO YOU BY... INTO THE MULTIVERSE

Mental Health Is A Big Effing Problem

We're marketed substances that don't solve our problems, and focus on symptom management.

Bloomberg
Gen Z's Summer Music Vibe: Sad
- Gen Z searches for sad music more than any other generation
- Spotify says 'music that makes sad feel good' is trending

NBC NEWS
CDC says teen girls are caught in an extreme wave of sadness and violence


42% of Gen Z in the U.S
Has A Diagnosed Mental Health Condition
50%
40%
30%
20%
10%
0%
34%
43%
37%
32%
19%
All adults
Ages 18-34
Ages 35-44
Ages 45-64
Age 65+
Source: Aetna's Health Pulse Survey Results 2021


TIME
SUBSCRIBE
Change in rate of those getting mental-health care
Change in rate reporting "excellent" mental health
2005
2010
2015
2020

CNN health
90% of US adults say the United States is experiencing a mental health crisis, CNN/KFF poll finds

FRONTLINE
The Children in 'The Medicated Child' Have Grown Up, and Mental Health Treatment for Kids Has Evolved

Forbes
The State Of Mental Health At Work Isn't Good, New Studies Show

EducationWeek.
Kids' Declining Mental Health Is the 'Crisis of Our Time,' Surgeon General Says

abc NEWS
Suicide rate increased 60% since 2011 among US youth and young adults: CDC report

CNN health
ADHD linked to higher risk of developing mental disorders and attempted suicide, study finds

CBS NEWS
Suicide and homicide rates among young Americans increased sharply in last several years, CDC reports

Younger generations are suffering from mental health issues more than any other.


Our Brains And Bodies Are Out Of Balance
40 million Americans suffer from anxiety
More than 366 million adults worldwide have ADHD.
Of kids ages 12-17 report depression, 32% report anxiety after reviewing their social media.
Antidepressant in U.S. prescribing increased by 35% in last six years
322 million people worldwide live with depression


Superfood 🍄's For Flow State & Happiness
Rolling Stone - All Mushrooms Can Be Magic
Lion's Mane
cognitive function
healthy immune & cerebral systems
Reishi
reduce stress
supports sleep
Chaga
endurance
energy
Cordyceps
endurance
energy
Turkey Tail
supports immunity
anti-inflammatory

Superfood 🍄 Gummies For Superior Mental Health


instead of this
ENERGY drink
• speedy heart rate, crash after
try this
• no anxiety, no crash after
instead of this
•may cause headaches and digestive system problems
try this
• stimulates blood flow, cognitive performance, and increases oxygen to the muscles
instead of this
MELATONIN
• daytime drowsiness, may cause dizziness
try this
• no drowsiness, wake up feeling well-rested

Consumers want cleaner, sugar-free, side-effect-free options for optimizing their health.

Cavemen Didn't Take Supplements... But They Did Consume 🍄

Our hormones, our nervous system, and our immune system relied on the health benefits of fungi for 20,000 thousand years during the most vital periods of human development.

Then somewhere along the line we took them out of our diet...



The 🍄 Market

57% of global consumers believe mushrooms can positively impact their health.

FUNCTIONAL MUSHROOMS TAM

$29B in 2022 → CAGR OF 8.04% → $37B GLOBALLY BY 2025

$17B in 2023 → CAGR OF 5.9% → $25B GLOBALLY BY 2027

GLOBAL ANTIDEPRESSANT TAM

5-YEAR SERVICE ADDRESSABLE MARKET (SAM): $11.25B+
(43M GEN Z ON SOCIAL MEDIA AND 32M GEN Y ON SOCIAL MEDIA * $150 LTV)
5-YEAR SERVICE OBTAINABLE MARKET (SOM): $100M+ (1% OF SAM)

[Sources: Functional Mushroom Market - Growth, Trends, And Forecast (2020-2025)
Antidepressants Global Market Report (2023)]

Supplements Need A Rebrand.

Current supplements are missing the mark, and loaded with sugar.

Meet SUPERMUSH

Since Jan '22 Launch...

- One of the fastest growing brands on TikTok, built online audience of 400k.
- Hosted over 50 events, 4.5K attendees in person.
- Put $3M worth of mushrooms into people's mouths.


SuperMush
@iamsupermush
315
153.6K
2.4M
SUPER MUSH
daily energy gummies

Community Growth



INSTAGRAM
150K
100K
50K
84.1K
126K
2022
2023
PODCAST
downloads across platforms
175K
150K
125K
100K
75K
50K
25K
60K
170K
2021
2023
EMAIL
60K
50K
40K
30K
20K
33.3K
48.3K
2022
2023
TIKTOK
(+22M views and +2.4M likes)
200K
150K
100K
50K
98K
155K
2022
2023
EVENTS
in-person event attendees
4,500
3,500
2,500
1,500
1.5K
4.5K
2022
2023
SMS
40K
30K
20K
10K
20K
30.8K
2022
2023

*Collective Community

Our Mycelium Network

Select current investors



Jarret Christie
Vibrant Ventures
Ba Minuzzi
UMANA
Marc Randolph
Netflix CEO
Jody Levy
Summit / WTRMLN WTR
Gerard Adams
Elite Daily
Julie Smolyansky
Lifeway Foods
Tara Tersigni
Jones Road/ La Cosa Ventures
Auston Matthews
NHL / Toronto Maple Leafs
Dr. Christian Gonzalez
Naturopath & Integrative Oncology
Liz Heller
memBrain LLC
Devon Levesque
DML Group
Steven Vigilante
Olipop
Ryan Lewendon
GL Group
Andrew Merinoff
Dispact Ventures
Jess Holtz
CAA
Braxton Berrios
NFL / Miami Dolphins
Adrien Grenier
Actor/Producer
Anthony Gustin
Perfect Keto/Surely
Jeffrey Perlman
Zumba
Ken Hertz
Hertz Lichtenstein Young & Polk LLP
BLOND:ISH
Music Producer + DJ
Robbie Bent
OtherShip
Oliver Trevena
Cali Water/DogPound
Josh Wand
Force Brands
Steven Kotler
Best-Selling Author
Max Lugavere
Top Podcast Host & Best-Selling Author
Gunnar Lovelace
Thrive Market
Brendan Brazier
Vega/101 Cider/ Pulp Culture
Jordan Brown
Hu
Jeremy Gardner
Mystic Ventures
Akash Nigam
Humans VC

our star childs

GUMMIES

(launched oct '23, already 65% of sales)

$40 ea. / $102 bundle


SUPER MUSH
daily energy gummies
tangerine cream
daily sex gummies
strawberry champagne
daily sleep gummies
blue raspberry
ENERGY
SEX
SLEEP

MUSHROOM SUPERFOOD MOUTH SPRAYS

$27 ea. / $69 bundle

MUSHROOM SUPERFOOD BREATH MINTS

$18 ea. / $61 bundle (4 pack)


SUPER MUSH
daily energy
daily immunity
daily chill
ENERGY
IMMUNITY
CHILL
CREATIVITY
FLOW

The World Catching On To Our Good Vibrations...

Rolling Stone

"All SuperMush products use only adaptogen mushrooms in their formulas, so you know you're getting a clean dose of health-boosting 'shrooms."

Herb

"Whether you're looking to keep your gut flora healthy or need a sleep aid, SuperMush has the good vibes you've been waiting for."

Parade

"You can also try a mouth spray from SuperMush, which offers a range of formulations for energy, relaxation, immunity, and more. Their "Chill" formulation may support anxiety relief because it includes reishi and lion's mane."

Men'sHealth

"For those of you looking to spice things up, SuperMush daily sex gummies are worth trying."

Bloomberg

"SuperMush's co-founder and CEO, Alli Schaper, says that "mushrooms are way more powerful (than CBD). It's one of the medicines that has stood the test of time, they're actually kind of just reemerging into the Western world."

Watch The Co-founder of NETFLIX Try Our Sex Gummies & Invest



Entrepreneur
ELEVATOR
PITCH
YouTube
Elevator Pitch | Can Mushrooms Save the World?
1M views 1d ago #ElevatorPitch #Entrepreneur #Investing ...more
Entrepreneur 534K
Subscribe

"Horny Goat Weed? Let's do some shrooms."

- Mark Randolph
Co-founder, CEO - Netflix



merch
$118
$107
$24
$55
$69
$67
$29
$17
$157
$107
$65


collabs
it's murph
SUNLIFE Organics
Bob's Dance Shop
ELOHIM MUSIC
BLOND:ISH
NOAH CYRUS
ACL MUSIC FEST
SOFI TUKKER x SUPER MUSH x The Knocks
SUPER MUSH AUSTIN CITY LIMITS MUSIC FESTIVAL
FEEL SOMETHING with SuperMush
ELOHIM x SUPERMUSH
SUPERMUSH x BLOND:ISH
daily sex gummies
strawberry champagne
SUPERMUSH GOLDEN RAINBOW TICKET
EREWHON

metrics & retail

350 DOORS, 5% OF TOTAL REV

PRODUCT MARGIN **82%**	2024 PROJECTED **$5M**
GROSS MARGIN **62%** (Includes Shipping)	MRR **27%**
90 DAY CAC **$22**	90 DAY LTV **$88.29**
12 MO CAC **$43**	90 DAY AOV **$75**

EREWHON
URBAN OUTFITTERS
POP UP grocer
amazon
ANTHROPOLOGIE
Central Market
free people
SUNLIFE Organics
terrain
thrive wellness
THRIVE MARKET
GLW GIRLS LIVING WELL
LAZY ACRES natural market
wthn
Bristol Farms

MUSH MORE COMING...
SPROUTS FARMERS MARKET
WHOLE FOODS MARKET
(2024)
TARGET
(2024/2025)

We think about community like a product.


SUPERMUSH
JUNESHINE

> 4.5k event attendees and 40 IRL events in 2023

ambassadors


@aggie
1M followers
@travisbrewer.ninja
@andreasalfaro
98K,73.5K followers
@lauren_taus
47K followers
@realfoodology
298K followers
@olivertrevena
235K followers
@elephant_heart
53.1K followers
@gerardadams
478K followers
@sexloveyoga
55K followers
@desgnerlais
94K followers

partnerships

JUNE SHINE

Open

Usal®

CLUBSPACE

global icons love 🍄s


@postmalone
24.6M followers
@bobsdanceshop
300K followers
sofitukker
Business chat
Omg
Thank u so much for the box
So beautiful
Excited to try it!!!!
We're touched
The design is next level
@kendalljenner
294M followers
@austonmatthews
804K followers
This is soooo soooo dope! thank you so much I really appreciate it, you guys are so awesome
@louisthechild
248K followers
@sofitukker
509K followers
@jessewellens
1.6M followers
SUPERMUSH

Festivals = our market.

bonnaroo AUSTIN CITY LIMITS DOUBLE BLIND SXSW

Market Makers & Brands We're Inspired By

MUD\WTR	~$200-250M Valuation
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Education & Epic Content is Key

YouTube
Spotify
Apple Podcasts


Into The Multiverse Podcast
INTO THE MULTIVERSE
By: SUPERMUSH
Psychedelics & Mental Health - w
Into The Multiverse Podcast
@noahcyrus


YouTube:
2k Subscribers,
>1M views.
SUPER SHINE
INTO THE MULTIVERSE
mushrooms make everything better
music healed me
Heal your Lineage
mushrooms: restore your vitality
Shaman explains DMT
Doctor shares Views on Magic Mushrooms
@doctor.gonzalez
@shelbyannehart
@becoming
3 stages of becoming ourselves
@devonlevesque
building a better industry with psychedelics
@dornap
@gerardadams
@noahcyrus
music healed me
Healing through Creativity
@adam.roa
@lauren.taus
destigmatizing drugs
Spiritual Growth & Psychedelics
@andreduqum
Health Starts Within
@monasharma
@travisbrewer.ninja
@veeshoney
@kubeans
@daniellery anbroida
@bluofearth


INTO THE MULTIVERSE

YPO PTTOW! wonder sciences NUMINUS

Progress And Pathway To $100M Rev


$40M
$30M
$20M
$10M
$1.3M
$1.2M
(50% YoY reduction in opex)
$5M Projected
$40M Projected
2022
2023
2024
2025

Founders



Alli Schaper
Co-Founder + CEO

- 2x founder, co-founder of Microdosing Collective nonprofit, former-consultant at EY.
- Work featured in Forbes, National Geographic, Well+Good, Rolling Stone, Goop, Bloomberg and more
- CPA & Masters in Accounting from UT Austin
- Podcast host, speaker, event producer
- Forbes 30 Under 30 2024



Brian Friedman
Co-Founder + CPO

- 2x founder, 1 exit, raised $4M+ for past companies
- #1 Amazon bestselling author:'Takeaways: Secret Truths from Leading a Startup'
- Prominent CPG investor

EY LOOPD aventri Bloomberg Forbes RollingStone

Raising a $3M SAFE note at a $8M pre-money valuation.

Use of Funds (2024)

MARKETING

52% Social / Paid Ads / Grassroots Events / Internal Team Salaries

OPERATIONS

8% Brand Manager / Design / Creative

G&A

14% Legal / Insurance / Contractors / Founder Salaries

COGS

26% Ingredients / Packaging / Shipping / Formulation / Merch

Milestones

$3M in funding will help us bring on 3+ new employees, 6+ new products, and $8M+ in revenue.





Mush More Than Meets The

We believe that together as a community we can overcome our planet's most challenging problems. But first, we must heal ourselves.

By opening our minds and healing our bodies through fungi, we are wildly optimistic about the future.

-Brian & Alli





Brian Friedman
Co-Founder + CPO

Alli Schaper
Co-Founder + CEO

CONNECT WITH US: @brianmfriedman @allischaper



Appendix

BROUGHT TO YOU BY... INTO THE MULTIVERSE

🍄 Can Change The 🌍


FUNGI INDUSTRY MAP | 2023
Food
Materials
Farming
Fermentation
Products
Products & Packaging
Textiles
Design
Home & Construction
Remediation
Soil
Agriculture
Carbon Solutions
Psilocybin
Health
Supplements
Discovery



Mental Wellness is The 🔑

We're making functional mushrooms sexy and accessible, and our media arm INTO THE MULTIVERSE creates education and events in the psychedelic space.

We make fully legal, on-the-go high efficacy and great tasting superfood supplements and community-driven streetwear for gen Z/Y. We also actively support our allies working towards the legalization of psilocybin and other psychedelics for responsible therapeutic use and personal flourishing.



Let's Walk Back To The Wild Side...

Mushrooms are a vital part of our overall immune system, healthy gut flora, and have a long list of benefits to enhance your well-being with everything from focus 🧠 to energy ⚡ to sleep 😴.

We created SuperMush to get the magic of these LEGAL superfoods to the masses.

Want to be involved in some good vibrations 🌈?



Watch our SuperMush music video here

energy

What's cookin' good lookin? We'll get along if you let me look under your tongue.

Made with:
Cordyceps, Lion's Mane, elderflower, and green tea

One-time purchase: $27
Subscribe % Save 10%: $24.30

immunity

Come on babe, light my fire. I'm a dietary supplement, probably more legal than what you ate for breakfast.

Made with:
Reishi, Turkey Tail, vanilla, and ginger

One-time purchase: $27
Subscribe % Save 10%: $24.30

chill

I'm here to boost your vibe, tickle your fancy, and delight your tastebuds. Join my mushroom revolution.

Made with:
Reishi, ashwagandha, lavender, and lemon

One-time purchase: $27
Subscribe % Save 10%: $24.30



instead of this
try this



instead of this
try this
1000mg Vitamin C
1000mg Vitamin C



instead of this
try this

instead of this



• can cause disorientation & anxiety

try this



• feel connected, creative, & vibrant without anxiety

creativity

Ooh ooh child… don't tempt me with a good time. I'm here to help you feel connected, creative, and vibrant with a burst of sweet heat to stimulate you from the inside out. Drop me on that pretty tongue of yours throughout the day to keep sparks flying and your breath cinnamon fresh.

Made with:
Cordyceps, Reishi, maca, and bacopa

One-time purchase: $18
Subscribe % Save 10%: $16.20

instead of this



• may increse heart rate & cause trouble sleeping

try this



• Cruise into flow state & sharpen up your brain without increasing heart rate

flow

I can see clearly now, the brain fog is gone. I'm here to help you cruise into flow state and sharpen up your brain, with a dose of minty freshness. Pop me on your delightful tongue for a peppermint-infused "ahh", with a zap of focus to get you into the zone..

Made with:
Lion's Mane, Reishi, rhodiola, and bacopa

One-time purchase: $18
Subscribe % Save 10%: $16.20

In the wild...


I'm dying to get into your mouth.
supercharge with mushrooms

📈 Channels That Will Help Us Scale


INTO THE MULTIVERSE

2023

- Mints
- Gummies
- Merch drops
- Events

2024

(Hit profitability Q1)

- Existing SKU expansion
- Merch drops
- Podcast sponsorship
- Events

2025

(Benefits and Flavor Profiles)

- Retail
- Existing SKU Expansion
- Celebrity partnership
- Podcast sponsorship



GOAL

Keep product margin above 70% and each SKU COG below $4

GROWTH LEVERS

TikTok, Festivals, Retail, Celebrity and Collaborations

D2C/RETAIL

Start at 10% retail in 2023 and scale to 30% by 2024

Marketing Funnel


INTO THE MULTIVERSE
Taste The Rainbow Giveaway

Lead Capture

ATTRACT:

FB/IG, Google Search/Display/Youtube, TikTok, Pinterest, Snapchat, Influencer, Affiliate, Podcasts, Product Gifting, Festivals

NURTURE:

IG, TikTok, Events, Emails, SMS, E-Books and Giveaways

Sales

CONVERT

Website, Amazon and Retail

Psilocybin Mushrooms & Global Psychedelic Market TAM



$10.9B
BY 2025
$2.8B
in 2020
CAGR OF
21.4%

[Source: Functional Mushroom Market - Growth, Trends, And Forecast (2020-2025)]



2022 Team Vision Board
Free People
SPROUTS
FARMERS MARKET
A24
AUSTIN CITY LIMITS
DR. BRONNER'S
ALL-ONE!
TikTok
tiny desk concerts
NFT
Psychedelics
mindvalley
EREWHON
OUTERKNOWN
URBAN OUTFITTERS
MEETDELIC 2022
fragment design


2023 Team Vision Board
Numinus
ALMOST 30
feat
Free People
AUSTIN CITY LIMITS
HAVE A GOOD TRIP
COLLAGE
SPROUTS FARMERS MARKET
isolation
Psychedelics
EREWHON
Everywhere
NORDSTROM
INSOMNIAC
bonnaroo music & arts festival
Bodega
patagonia
Ritual
TEDx
LAIRD SUPERFOOD
MAPS
Secular Sabbath
mentos
electric ZOO
KITH
ELECTRIC FOREST
2024 Team Vision Board
ANIMA MUNDI
Othership
SEPHORA
ULTA
edc
LIGHTNING IN A BOTTLE
ADVICE FROM A BLOB
Nature's EMPORIUM
OSHEAGA
Gaia
Shambhala music festival
SXSW 2024
JUNE SHINE
OUTSIDE LANDS
Usal
AG1
YPO
DOVER STREET MARKET
SOHO HOUSE


Mush Love,
Step Into The Multiverse With Us